                                                      Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-73385
                            700,000 Shares (Minimum)
                            900,000 Shares (Maximum)

                               HCNB Bancorp, Inc.
                                  Common Stock

                                $10.00 Per Share

                                ---------------

   This is an initial public offering of shares of common stock of HCNB Bancorp, Inc., and no public market currently exists for our common stock. We are offering these shares to fund the start-up of a new national bank. The offering price will be $10.00 per share. We will not apply for listing of the common stock on any stock exchange or on The Nasdaq Stock Market Inc.'s quotation systems.

   Because we are selling these shares on a best efforts, minimum/maximum basis, we will not sell any shares unless we receive subscriptions for at least 700,000 shares. Until we receive subscriptions for 700,000 shares, investors' money will be deposited in an escrow account with FMB Bank. The minimum share purchase is 500 shares, although we may permit smaller purchases in our discretion. This offering will end on June 30, 1999, or earlier if we sell all of the shares before that date. In addition, we have the option to extend the offering until September 30, 1999. We will not extend the offering after September 30, 1999.

                                ---------------

   Investing in the common stock involves substantial risk. You should read carefully the section called "Risk Factors" beginning on page 3 of this prospectus.

   We will not engage a broker-dealer to sell the common stock in this offering. Therefore, we will receive all of the offering proceeds without deducting any commissions or fees.

                                                            Total      Total
                                                Per Share  Minimum    Maximum
                                                --------- ---------- ----------
Public Offering Price..........................  $10.00   $7,000,000 $9,000,000
Underwriting Discounts and Commissions.........    None         None       None
Proceeds to HCNB Bancorp, Inc..................  $10.00   $7,000,000 $9,000,000

                                ---------------

   The common stock does not represent a deposit account or other obligation of our proposed banking subsidiary. The common stock is not and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April 30, 1999.

                               PROSPECTUS SUMMARY

   Because this is a summary, it does not contain all of the information that may be important to you. You should read carefully the entire prospectus, including the information under "Risk Factors", before making any decision to buy our common stock.

                 HCNB BANCORP AND HARBOR CAPITAL NATIONAL BANK

   HCNB Bancorp, Inc. was incorporated in Maryland on February 24, 1998 to be a bank holding company. Subject to regulatory approvals, we will use at least $6,000,000 of the proceeds of this offering to purchase all of the shares of the common stock of Harbor Capital National Bank, a federally chartered commercial bank in the process of organization.

   A group of individuals active in business, professional, banking, financial and charitable activities in the Washington D.C. metropolitan area is organizing Harbor Capital Bank because they believe the banking needs of the community are not served adequately by existing banks. In particular, Harbor Capital Bank will emphasize small business lending and meeting the banking needs of the local Asian-American community. Harbor Capital Bank has not yet opened and will not do so unless we complete this offering and obtain the approvals of the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System and Federal Deposit Insurance Corporation to open as a national bank.

   We anticipate that Harbor Capital Bank will open in the second or third quarter of 1999, although we may encounter any number of delays. Our temporary offices are located at 1682 East Gude Drive, Suite 102D, Rockville, Maryland 20850 and our telephone number is (301) 251-1020. See "HCNB Bancorp and Harbor Capital National Bank," "Proposed Business of HCNB Bancorp," and "Proposed Business of Harbor Capital National Bank" for more information about us, our proposed banking subsidiary and our business plans.

                                  THE OFFERING

Shares Offered                Minimum of 700,000 and maximum of 900,000 shares
                              of common stock. We must receive acceptable subscriptions for a minimum of 700,000 shares before we will sell any shares in this offering.

Subscription Price            $10.00 per share

Termination Date              June 30, 1999, unless we terminate the offering
                              earlier or extend it to a date not later than September 30, 1999.

Minimum Subscription          500 shares ($5,000), although we may permit
                              smaller subscriptions in our discretion.

Maximum Subscription          Five percent (5%) of the total number of shares
                              sold in the offering, although we may permit larger purchases in order to ensure the sale of the minimum number of shares to be sold in the offering. If you purchase five percent (5%) or more of the common stock, you must file certain information or applications with bank regulatory agencies. We may reduce, or reject, in whole or in part, any subscription which would require prior regulatory approval if you have not obtained that approval prior to the date this offering terminates. See "The Offering--General".

Gross Proceeds of the         $7,000,000 if the minimum number of shares are
 Offering                     subscribed for. $9,000,000 if the maximum number
                              of shares are subscribed for.

Use of Proceeds               We will use $6,000,000 of the net proceeds of the
                              offering to purchase all of the shares of common stock of Harbor Capital Bank ($7,000,000 if the maximum offering is raised). If we do not contribute additional net proceeds to Harbor
                              Capital Bank, we will invest those funds in insured bank deposits and/or short term U.S.
                              government and agency securities until we use those funds for corporate purposes or further contributions to Harbor Capital Bank's capitalization.

                              Harbor Capital Bank will spend the funds received from HCNB Bancorp to pay certain organizational and operating costs, to furnish and equip facilities for Harbor Capital Bank, and for working capital and general corporate purposes of Harbor Capital Bank. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the common stock involves substantial risk. You should read carefully the section called "Risk Factors."

                                  RISK FACTORS

   An investment in the common stock involves substantial risks. You should carefully read the following, together with the other information in this prospectus, before making a decision to purchase the common stock.

   We Do Not Expect Our Stock Will Have An Active Trading Market. While the common stock will be freely transferable by most investors in this offering immediately upon issuance, we do not anticipate an active market for trading following this offering. An active or established trading market may never develop. As a result, you may not easily be able to sell your shares of common stock. We do not plan to apply for listing on an exchange or quotation system at this time. See "The Offering--Limited Market for Shares" for more information about trading of our shares.

   We Have No Operating History Upon Which To Evaluate Our Future Success, And We Do Not Expect To Be Profitable Initially. HCNB Bancorp and Harbor Capital Bank are in the process of organization and neither has any prior operating history. Our profitability will depend on the results of operations of our principal asset, Harbor Capital Bank. We expect that Harbor Capital Bank will incur operating losses during its initial years of operation, and may not achieve profitability, if at all, for at least two years. If we decide to open new branch offices, that decision may further delay profitability because of the increased expenses of expansion and because the branches may not enhance our results of operations as anticipated.

   If Our Regulatory Approvals Are Delayed or Denied, You Could Lose Your Investment. If offering proceeds are released from escrow but Harbor Capital Bank fails to receive final regulatory approvals or does not open for any other reason, we intend to propose that the stockholders approve a plan to liquidate HCNB Bancorp. If HCNB Bancorp is dissolved, its net assets (generally consisting of the amounts received in the offering plus any interest earned on those amounts, less the amount of all costs and expenses incurred by HCNB Bancorp) would be distributed to stockholders. The amounts distributed in liquidation to stockholders may be substantially less than the amount they paid for their shares of stock. It is possible that a stockholder would not receive any distribution even though officers' and directors' advances were repaid. See "The Offering" for more information about the effect of a liquidation.

   Our Lending Strategy Involves Risks Resulting from Our Choice of Loan Portfolio. We expect that Harbor Capital Bank's loan portfolio will be made up largely of commercial business and real estate loans. Harbor Capital Bank also will offer mortgage loans for owner occupied residential properties. Commercial real estate, commercial business, construction and consumer loans generally carry a higher degree of credit risk than residential mortgage loans. See "Proposed Business of Harbor Capital National Bank--Description of Proposed Services" for more information about our proposed loan portfolio and the associated lending risks.

   Future Provisions for Loan Losses Could Adversely Affect Our Results of Operations. Harbor Capital Bank will maintain an allowance for loan losses to provide for loan defaults and nonperformance. The allowance is based on, among other things, prior experience with loan losses and an evaluation of the risks in the current portfolio. Because Harbor Capital Bank is a new bank with no prior loan experience, future adjustments may be necessary if economic, operating and other conditions differ substantially from the assumptions used in making the initial allowance determinations. In addition, we anticipate that Harbor Capital Bank's provisions for loan losses will increase in the future as it expands its lending activities. Also, regulatory agencies may require Harbor Capital Bank to add to the allowance based on their judgments when they conduct examinations of Harbor Capital Bank.

   We Cannot Guarantee That Our Expansion Strategies Will Be Successful. We intend to expand our business in the future by opening branches and considering other opportunities when they arise. If we are not able to expand our business successfully, our competitive position and our results of operations will suffer. At this time, we have not identified any new branch locations or other opportunities. Our success in expanding our business will depend on, among other things, our ability to obtain regulatory approvals, our access to capital, our ability to manage growth and our ability to attract and train qualified employees. We cannot guarantee that we will be able to do any of these things. See "Proposed Business of Harbor Capital National Bank" for more information about our business plans.

   Government Regulation Might Negatively Impact Our Operating Results. HCNB Bancorp and Harbor Capital Bank will operate in a highly regulated environment and will be subject to examination, supervision and comprehensive regulation by several federal and state regulatory agencies. Banking regulations, designed primarily for the safety of depositors, may limit the growth of Harbor Capital Bank and the return to investors by restricting activities such as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits and the creation of branch offices. Laws and regulations could change at any time, and changes could adversely affect our business. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to operate profitably. See "Supervision and Regulation" for more information about applicable banking regulations.

   Harbor Capital Bank Will Face Substantial Competition Which Could Adversly Affect Our Growth And Operating Results. Harbor Capital Bank will operate in a competitive market for financial services and will face intense competition both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases and greater financial resources and lending limits than Harbor Capital Bank and are able to offer certain services that Harbor Capital Bank is not able to offer. See "Proposed Business of Harbor Capital National Bank--Competition" for more information about competition in our market area.

   Harbor Capital Bank's Ability To Compete May Suffer If It Cannot Take Advantage Of Technological Changes. The market for financial services, including banking services and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, Internet-based banking, telephone banking, debit cards and so-called "smart" cards. We will not offer computer or telephone banking initially, although many of our competitors do offer such services. Our ability to compete successfully may depend on the extent to which we can take advantage of technological changes. You can find more information about our plans to add services under the caption "Proposed Business of Harbor Capital National Bank--Description of Proposed Services."

   Our Computer Systems, Or Those Of Our Data Processing Firm Or Our Borrowers, Could Fail to Operate as of January 1, 2000. The much publicized Year 2000 Issue is the result of computer programs using two digits rather than four to define a year. Computer programs with date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Problems with software used for bank operations could cause disruptions of our operations, including the temporary inability to process transactions or engage in similar routine business activities. In addition, the Year 2000 Issue increases transaction risks with third parties, including customers. If our data processing system fails, our earnings, cash flows and overall financial condition could be adversely affected. In addition to risks relating to internal Year 2000 compliance, we may be vulnerable to the failure of our borrowers to remedy their own Year 2000 issues. We have provided more information about the "Year 2000 issue" under the caption "Management's Plan of Operation--Year 2000."

   Our Board of Directors Established An Arbitrary Offering Price, Which May Not Reflect The Value of an Investment in Our Stock. Our Board of Directors arbitrarily determined the offering price of the shares offered by this prospectus. We did not engage an independent investment banking firm to assist in determining the offering price. The $10.00 per share price bears no relationship to the assets, earnings, book value or other established measure of value of HCNB Bancorp or Harbor Capital Bank. In fixing the price the Board considered primarily the subscription prices of securities offered by other newly organized financial institutions and bank holding companies.

   We Do Not Intend To Pay Dividends In The Foreseeable Future. Harbor Capital Bank will be the wholly owned subsidiary of HCNB Bancorp and, initially, will be our principal source of revenue. We anticipate that Harbor Capital Bank will incur losses during its initial phase of operations, and we do not expect to pay any dividends in the foreseeable future. Even if Harbor Capital Bank and HCNB Bancorp have earnings in an amount sufficient to pay dividends, we intend to retain earnings for the purpose of funding the growth of HCNB Bancorp and Harbor Capital Bank. See "Dividend Policy" and "Supervision and Regulation" for information about factors affecting our ability to pay dividends.

   If We Don't Sell The Minimum Offering, You Will Have Lost The Use Of Your Subscription Funds While They Are Held In Escrow, And You Will Not Earn Interest On Funds Held In Escrow . The common stock is being sold through certain directors of HCNB Bancorp. No broker-dealer will assist us in the offering. Because the offering is not underwritten, the sale of the minimum number of shares is not guaranteed. If the minimum number of shares is not subscribed for, subscriber funds will be returned, without interest or deduction, but subscribers will have lost the use of their funds during the offering. If only the minimum number of shares are sold in the offering, we will have less capital to fund initial operating losses and bank operations and expansion activities.

   We May Not Be Successful In Establishing A New Bank. As a newly organized institution we will rely on our officers and directors to locate, establish and outfit appropriate facilities for Harbor Capital Bank, hire staff, develop and implement marketing and business development strategies and evaluate potential future lines of business in addition to Harbor Capital Bank's core commercial banking functions such as consumer finance, leasing, or financial advisory services. The Board of Directors will have substantial discretion in these matters, and we cannot guarantee that they will be successful in establishing a new bank in a competitive market.

   HCNB Bancorp Management And Their Affiliates Could Have The Power To Block Certain Shareholder Approvals. Directors and officers of HCNB Bancorp have indicated their intention to purchase approximately 18% of the shares if the minimum number of shares is sold and 14% of the shares if the maximum number of shares is sold. Directors and officers or persons related or affiliated with them may purchase additional shares in the offering. If more than 20% of the shares outstanding after the offering are held by directors, officers and their affiliates, then this group could, by voting against a proposal submitted to shareholders, block the approval of any proposal which requires the affirmative vote of 80% of the shareholders. Those proposals include certain business combinations and charter amendments. See "Description of Capital Stock" for more information about shareholder voting and other charter provisions.

   When We Issue Additional Stock In The Future, Your Percentage Of Ownership Of HCNB Bancorp Will Be Reduced. After the offering, we expect to issue stock to directors as payment of directors fees, and it is likely that we will adopt a plan to grant options to officers, directors and key employees. In addition, we may conduct another public offering or private placement of our shares in the future. The issuance of more shares could have a dilutive effect on your interest in our earnings and book value.

   Some of the information in this prospectus may include "forward-looking statements." These statements use words such as "may," "will," "expect," "anticipate," "plan," "estimate," or similar words, and they discuss our future expectations, projections of financial results or strategies that are subject to risks and uncertainties. When you read a forward-looking statement, you should keep in mind the risk factors described above and any other information contained in this prospectus which identifies a risk or uncertainty. Our actual results and the actual outcome of our expectations and strategies could be different from what we have described in this prospectus because of these risks and uncertainties.

                 HCNB BANCORP AND HARBOR CAPITAL NATIONAL BANK

   HCNB Bancorp was incorporated under the laws of the State of Maryland on February 24, 1998, to operate as a bank holding company. We will file an application with the Board of Governors of the Federal
Reserve System ("Federal Reserve Board") for approval to become a bank holding company pursuant to the
Bank Holding Company Act of 1956, and to purchase all of the capital stock to be issued by Harbor Capital Bank. We will also file an application for insurance of Harbor Capital Bank's deposits with the Federal Deposit Insurance Corporation ("FDIC").

   An application to organize Harbor Capital Bank was filed with the Office of the Comptroller of the Currency ("OCC") on December 16, 1998. The application contemplates the sale of all of the shares of Harbor Capital Bank's common stock to HCNB Bancorp for an aggregate price of $6,000,000. If we raise more than $7,000,000 in net proceeds in this offering, we may purchase additional shares of common stock of Harbor Capital Bank, or otherwise contribute such additional proceeds to Harbor Capital Bank, or retain a portion of the additional proceeds in HCNB Bancorp. See "Use of Proceeds."

   We anticipate that Harbor Capital Bank will open in the second or third quarter of 1999. Our ability to meet the targeted opening date depends upon a number of factors which may be beyond our control, including the timely completion of this offering, approval by the bank regulatory agencies, and final development of Harbor Capital Bank's facility. Any delay in the commencement of operations could increase the estimated pre-opening expenses of Harbor Capital Bank.

   Neither HCNB Bancorp nor Harbor Capital Bank has commenced operations and neither will do so unless this offering is successfully completed and Harbor Capital Bank meets the conditions of the OCC to receive its certificate of authority to commence the business of banking, of the FDIC to receive deposit insurance, and of the Federal Reserve Board to become a member bank. HCNB Bancorp also must obtain approval from the Federal Reserve Board to become a bank holding company.

                                  THE OFFERING

General

   We are offering for sale a minimum of 700,000 and a maximum of 900,000 shares of common stock, $.01 par value at a price of $10.00 per share. No shares will be sold unless we receive acceptable subscriptions for a minimum of 700,000 shares. We expect that directors and officers of HCNB Bancorp and Harbor Capital Bank will purchase approximately 18% of the shares offered if the minimum number of shares are sold, or 14% if the maximum number of shares are sold. We must receive subscriptions to purchase shares no later than 5:00 p.m., eastern time, on June 30, 1999, unless we elect to terminate or extend the offering. We reserve the right to terminate the offering at any time prior to June 30, 1999, or to extend the expiration date for one two-month period, without notice to subscribers. However, we will not extend the offering beyond September 30, 1999.

   Investors must subscribe to purchase a minimum of 500 shares (for a minimum investment of $5,000), subject to our right to permit smaller subscriptions in our discretion. The purchase of five percent (5%) or more of the common stock may require the subscriber to provide certain information to, or seek the prior approval of, the Federal Reserve Board. We will not be required to issue shares of common stock to any person who, in our opinion, would be required to obtain prior clearance or approval from the Federal Reserve Board for authority to own or control such shares. We reserve the right to reduce or reject, in whole or in part, any subscription which would require prior regulatory application or approval if such approval has not been obtained prior to the termination date of the offering.

   We will not engage a broker-dealer and will not pay any underwriting discounts or commissions for the sale of the shares. Directors of HCNB Bancorp will solicit subscriptions from prospective stockholders. The directors will not receive any special compensation for such services, but will be reimbursed for reasonable expenses.

Method of Subscription

   If you wish to purchase shares, you must complete and sign the Subscription Agreement accompanying this prospectus and deliver the completed Subscription Agreement to HCNB Bancorp prior to the termination date of the offering, together with payment in full of the subscription price of all shares subscribed for. Such payment must be by check or bank draft drawn upon a U.S. bank, payable to "FMB Bank, Escrow Agent for HCNB Bancorp., Inc." If you wish to wire funds to our escrow account, you may call HCNB Bancorp at 301/251-1020 to obtain wiring instructions. If paying by uncertified personal check, you should allow at least five business days prior to the termination date for the funds to clear. We will deposit all funds in the HCNB Bancorp, Inc. escrow account. Pending closing of the offering, funds will be invested in bank accounts, short term certificates of deposit or short-term securities issued or guaranteed by the United States government.

   The address to which Subscription Agreements and payment of the Subscription Price should be delivered is:

       HCNB Bancorp., Inc.
       1682 East Gude Drive
       Suite 102D
       Rockville, Maryland 20850
       Attention: William J. Olsen
       Telephone No.: (301) 251-1020

   THE FULL SUBSCRIPTION PRICE FOR THE SHARES SUBSCRIBED FOR MUST BE INCLUDED WITH THE SUBSCRIPTION AGREEMENT. FAILURE TO INCLUDE THE FULL SUBSCRIPTION PRICE WITH THE SUBSCRIPTION AGREEMENT MAY CAUSE US TO REJECT THE APPLICATION.

   We recommend that you send your Subscription Agreement and payment by registered mail, return receipt requested, and allow a sufficient number of days for delivery and clearance of payment prior to the termination date of the offering.

Escrow Account; Return of Funds Upon Failure to Complete the Offering or Upon Liquidation

   We established an escrow account at FMB Bank, Baltimore, Maryland, for deposit of all subscription funds. Subscription funds may be invested temporarily in bank accounts, short-term certificates of deposit or short-term securities issued or guaranteed by the United States government. The funds in the escrow account will not be released until Harbor Capital Bank receives preliminary regulatory approvals from the OCC and we accept subscriptions for at least 700,000 shares.

   If the offering is not completed because the minimum number of shares is not subscribed for, all regulatory approvals are not received, or otherwise, all subscription funds will be returned to investors, without interest or deduction.

   We have the right to break escrow, receive the funds in the escrow account and issue shares of common stock to subscribers at any time after we receive acceptable subscriptions for 700,000 shares and the preliminary approval of Harbor Capital Bank's charter by the OCC. Such preliminary approval does not authorize Harbor Capital Bank to open for business. That authority will not be granted until we obtain insurance of Harbor Capital Bank's deposits by the FDIC and satisfy any other conditions imposed by the OCC. We cannot guarantee that Harbor Capital Bank will receive final approval to commence business from all applicable regulatory agencies. If we elect to break escrow prior to Harbor Capital Bank receiving final approvals to commence business, but such approvals are not ultimately obtained, your funds will be irrevocably invested in the common stock. However, we would not be able to implement our plan to own and operate a newly formed bank. In that event, we would likely begin liquidation proceedings and distribute investor funds, without interest, as soon as possible after completion of those proceedings.

   The amounts distributed in liquidation to investors may be substantially less than the amount they paid for their shares of stock. However, officers and directors who have loaned funds for certain expenses would be repaid in full prior to any distribution to stockholders. Also, all other expenses incurred would be paid prior to distributions to stockholders. We cannot estimate what the amount of liquidation proceeds would be.

   Whether or not the offering is completed, all interest earned on funds held in escrow will be retained by HCNB Bancorp. By submitting a subscription, you will forego interest you otherwise could have earned on the funds for the period during which your funds are held in escrow.

Acceptance and Refunding of Subscriptions

   Although subscribers may not revoke their subscriptions, Subscription Agreements are not binding on us until we accept them. We reserve the right to reject, in our sole discretion, any Subscription Agreement or to allot a smaller number of shares than the number for which a person has subscribed. In determining the number of shares to allot to each subscriber in the event the offering is oversubscribed, we may take into account the order in which subscriptions were received, a subscriber's potential to do business with, or to direct customers to, Harbor Capital Bank, and our desire to have a broad distribution of stock ownership, as well as legal or regulatory restrictions.

   If we reject all or a portion of any subscription, the escrow agent will promptly refund to the subscriber the amount submitted with the Subscription Agreement, without interest or deduction. If for any reason the offering is not completed, all subscription funds will be promptly refunded to subscribers without interest or deduction. After all refunds have been made, the escrow agent, HCNB Bancorp, Harbor Capital Bank and their respective directors, officers, and agents will have no further liabilities to subscribers.

   Certificates representing shares duly subscribed and paid for will be issued by HCNB Bancorp as soon as practicable after funds are released to HCNB Bancorp by the escrow agent.

Limited Market for Shares

   Except for shares held by HCNB Bancorp's directors and certain officers, the shares will be freely transferable immediately upon issuance and will not be subject to any transfer restrictions. We do not anticipate that an active trading market will develop in the foreseeable future, although the shares could be bought and sold in the over-the-counter market after the offering. The shares will not be listed initially on any stock exchange or be designated for trading on The Nasdaq Stock Market Inc.'s quotation system, although we plan to apply to have the shares listed on an exchange or designated for trading on Nasdaq once HCNB Bancorp meets the requirements for approval of such an application. We cannot predict when HCNB Bancorp will meet the requirements or whether our application would be accepted. Even if our application is accepted, we cannot guarantee that an active trading market will ever develop.

                                USE OF PROCEEDS

   The proceeds to HCNB Bancorp from the sale of the shares will be $7,000,000 if the minimum number of shares are sold, and $9,000,000 if the maximum number of shares are sold, before deducting expenses of the offering, which are estimated at $150,000.

   We will use $6,000,000 of the net proceeds of the offering to purchase all of the common stock of Harbor Capital Bank. We will pay all of the organizational and offering expenses and certain operating costs of HCNB Bancorp from the proceeds of the offering, including interest on funds advanced by the organizers, in an estimated aggregate amount of $346,000. The balance of the proceeds, estimated to be $654,000 if the minimum number of shares is sold, or $1,654,000 if the maximum number of shares is sold, will be retained by HCNB Bancorp for general corporate purposes. If more than $7,000,000 of proceeds is raised in the offering, we may contribute all or a portion of the additional funds to Harbor Capital Bank and retain a portion of the additional proceeds in HCNB Bancorp for general corporate purposes. It is possible that we could be required to contribute more to the capital of Harbor Capital Bank than the amount currently anticipated as a condition to the approval of Harbor Capital Bank's charter or the establishment of branches.

   Harbor Capital Bank will apply the proceeds from the sale of its capital stock to HCNB Bancorp to pay certain organizational and prepaid operating costs in an estimated amount of $157,600, and to furnish and equip Harbor Capital Bank's premises at an estimated cost of $538,000. The balance of the proceeds, estimated at $5,304,400 if the minimum number of shares is sold, or $6,304,400 if the maximum number of shares is sold, will be used to provide working capital for expansion, to fund lending activities and for general corporate purposes (including the investment of all or a portion of the working capital funds in interest-bearing certificates of deposit or other deposits with an FDIC-insured bank or other types of securities, such as government bonds). Certain expenses for furnishing and equipping Harbor Capital Bank's premises and offices may be paid initially through organizer advances, and HCNB Bancorp will repay the organizer loans reflecting such expenses in cash or shares of common stock. Currently, we expect that the organizers will elect to accept repayment in stock. See "Certain Transactions."

   The following table reflects the anticipated allocation of the net proceeds of the offering, after deducting estimated expenses of the offering of $150,000.

                                   Minimum      % of      Maximum      % of
                                    Amount   Proceeds(3)   Amount   Proceeds(3)
                                  ---------- ----------- ---------- -----------
HCNB BANCORP:
Net Offering Proceeds...........  $6,850,000     100%    $8,850,000     100%
Purchase of Stock of
 Bank/Capital Contributions(1)..  $6,000,000    87.6%    $7,000,000    79.1%
Salary and Benefits.............  $  118,000     1.6%    $  118,000     1.2%
Other Operating Costs...........  $   71,000     1.2%    $   71,000      .9%
Interest on Organizer
 Advances(2)....................  $    7,000      .1%    $    7,000       *
Working Capital.................  $  654,000     9.5%    $1,654,000    18.8%
HARBOR CAPITAL NATIONAL BANK:
Proceeds of Capital
 Contributions by HCNB Bancorp..  $6,000,000     100%    $7,000,000     100%
Organization Costs..............  $   72,600     1.2%    $   72,600     1.0%
Premises and Equipment Expense..  $  453,000     7.6%    $  453,000     6.5%
Prepaid Operating...............  $   85,000     1.4%    $   85,000     1.2%
Expenses
Working Capital.................  $5,389,400    89.8%    $6,389,400    91.3%

--------
(1) HCNB Bancorp reserves the right to not contribute to Harbor Capital Bank any portion of the proceeds of the offering in excess of $6,000,000.
(2) Represents interest at rate of 5% per annum on amounts actually advanced. We assume that all organizers will elect to have the principal amount of their advances repaid in shares of common stock. See "Certain Transactions."
(3) Percent of proceeds, in the case of Harbor Capital Bank, is calculated on the basis of percent of proceeds contributed to Harbor Capital Bank by HCNB Bancorp.

                                 CAPITALIZATION

   The following table shows the pro forma consolidated capitalization of HCNB Bancorp at December 31, 1998 after giving effect to (i) the sale of 700,000 shares and (ii) the sale of 900,000 shares, at a price of $10.00 per share, less estimated expenses of $150,000.

                                                   Minimum Number Maximum Number
Stockholders' equity (deficit):          Actual    Of Shares Sold Of Shares Sold
-------------------------------         ---------  -------------- --------------
Common Stock, $.01 par value;
 9,000,000 shares authorized; 700,000
 shares outstanding (if minimum number
 of shares is sold) and 900,000 shares
 outstanding (if maximum number of
 shares is sold)......................        --     $    7,000     $    9,000
Preferred Stock, $.01 par value;
 1,000,000 shares authorized; no
 shares outstanding...................        --            --             --
Additional paid-in capital............        --      6,993,000      8,991,000
Retained deficit......................   (128,939)     (339,000)      (339,000)
                                        ---------    ----------     ----------
Total stockholders' equity (deficit)..  $(128,939)   $6,661,000     $8,661,000
Net tangible book value per share.....        --     $     9.52     $     9.62

                                DIVIDEND POLICY

   We expect that HCNB Bancorp will retain any earnings to provide more funds to operate and expand our business. Therefore, we have no plans to pay any cash dividends in the foreseeable future. If we decide to pay dividends in the future, our ability to do so will depend on the ability of Harbor Capital Bank to pay dividends to HCNB Bancorp. Harbor Capital Bank cannot pay dividends to HCNB Bancorp unless it complies with certain regulatory requirements regarding the payment of dividends by a national bank. See "Supervision and Regulation." In addition, we would consider a number of other factors, including our earnings prospects, financial condition, and cash needs before deciding to pay dividends. If you are looking for an investment that pays dividends, you should not invest in this offering.

                       PROPOSED BUSINESS OF HCNB BANCORP

   HCNB Bancorp expects to file an application to become a bank holding company with the Federal Reserve Board in the near future. We know of no reason why the approval from the Federal Reserve Board would not be received, but we cannot predict when such approval will be received, or if the Federal Reserve Board will impose any conditions on its approval.

   Our principal asset will be our investment in all of the issued and outstanding capital stock of Harbor Capital Bank. Currently, our principal business will be commercial banking, through our banking subsidiary. With the prior approval of the Federal Reserve Board, we could engage in non-banking activities closely related to the business of banking. For example, with such approval, we could make and service loans through a consumer finance subsidiary, or provide other types of commercial financing. Further, the Federal Reserve Board allows bank holding companies to give investment or financial advice, lease personal or real property, provide data processing and courier services, or invest in small business investment companies, among other permissible activities. If a favorable opportunity is presented, we might consider such activities, but we are not actively seeking additional opportunities at this time.

   We are new to our market in the Washington, D.C. metropolitan area, but we believe our board of directors enhances our ability to establish Harbor Capital Bank successfully and compete in our highly competitive market. Many of our directors have banking and finance experience. Most of our organizers are successful members of the Montgomery County business community. In addition, several of our directors have significant relationships in the local Asian-American community, where we anticipate Harbor Capital Bank will focus its marketing efforts initially.

               PROPOSED BUSINESS OF HARBOR CAPITAL NATIONAL BANK

   As of the date of this prospectus, Harbor Capital Bank has not been authorized to conduct banking business and has not engaged in any operations. The issuance of a charter by the OCC and approval of deposit insurance by the FDIC will be dependent upon compliance with certain conditions and procedures, including the sale of Harbor Capital Bank's stock to HCNB Bancorp, the completion of Harbor Capital Bank's premises, the purchase of certain fidelity and other insurance, the hiring of staff and the adoption of certain operating procedures and policies. When those conditions have been satisfied, Harbor Capital Bank will open for business with its main office in Rockville, Maryland. Harbor Capital Bank will accept checking and savings deposits, and offer a wide range of commercial, residential mortgage, consumer/installment and real estate loans.

   We want to be a community bank providing superior, personalized service to our customers. We will focus on relationship banking, especially in the local Asian-American community.

   The Asian-American community in Montgomery County has grown dramatically. In the ten year period, 1980-1990, the size of the community grew almost threefold, according to data compiled by the Montgomery County Parks Department Research Division. In 1980, the Asian-American community represented 3.9% of the total population in the county. In 1990 this community represented 8.3%. This trend continued through the 1990's. In 1994, 9.6% of the county population was Asian-American. As of 1998, at a majority of the elementary schools within three miles of Harbor Capital Bank's office, in excess of 20% of the students were Asian-American, according to data compiled by the Montgomery County Public Schools Department of Educational Accountability.

   The small business environment in Montgomery County also provides an opportunity for Harbor Capital Bank. Of all the business establishments in the county, 75% have fewer than 10 employees; 87% have 20 or fewer employees, according to data compiled by the U.S. Census Bureau. This is the market most affected by the consolidation of the financial industry over the last decade.

   The local banking community has also changed over the years. In the period of 1991 to 1996, the number of financial institutions doing business in Montgomery County declined from 69 to 54, and the number of banking locations declined from 365 to 302, according to data compiled by a nationally recognized financial institutions advisory firm. The consolidation of the financial industry, the reduction in local banking offices and the growth of the county led the organizers to believe the Asian-American and small business markets are currently underserved.

Bank Location and Market Area

   We will be located in Rockville, Maryland and our primary service area will be Montgomery County, Maryland. Our secondary market area will be the Washington D.C. region, particularly Washington D.C., Prince George's, Howard and Frederick Counties in Maryland, and Arlington, Loudon and Fairfax Counties in Virginia.

   Montgomery County comprises 495 square miles and is located in Central Maryland. It is a suburb of Washington, D.C. and had a population of 810,000 persons in 1996. It is located in the Washington-Baltimore market region, the 4th largest U.S. retail market.

   Persons over 25 years of age living in Montgomery County are highly educated. In 1996, 56% of this population group had college degrees. This compares to a Washington metropolitan area average of 32% and a national average of 16%. 27% of this population had advanced degrees. The average household income was $98,963.

   Montgomery County has a diversified economy, including high technology research and development which ranks with California and Massachusetts. The technology corridor along Interstate 270 has over 500 major companies and 30 million square feet of new development capacity. The county is the location of 19 major federal regulatory agencies and R & D laboratories including National Institutes of Health, National Institute of Standards and Technology and the Food and Drug Administration. The county had, in 1996, the highest concentration of scientists and engineers in the United States.

   Montgomery County was, in 1996, the second largest suburban employment center in the metropolitan area and the first in the State of Maryland. Ten percent of Montgomery County's workforce was employed in high technology, topping the ten largest U.S. metropolitan areas. 81.2% of the civilian workforce was employed in the private sector and 18.8% by federal, state and local governments. 48% held professional or managerial positions.

Description of Proposed Services

   Harbor Capital Bank will offer commercial banking services to its business and professional clients as well as consumer banking services to individuals. Harbor Capital Bank will emphasize providing commercial banking services to businesses but will welcome and provide superior service to individual customers.

   We expect to offer the following lending services:

     . Commercial loans for business purposes including working capital, equipment purchases, real estate, lines of credit, and government contract financing. Asset-based lending and accounts receivable financing will also be available on a selective basis. We estimate that commercial loans will constitute approximately 40% of Harbor Capital Bank's loan portfolio. We intend to emphasize commercial lending for small businesses and professionals and we intend to target the Asian-American community particularly. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to repay using his or her employment and other income and which are secured by real property which can be valued easily, commercial business loans are riskier and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans depends substantially on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

     . Real estate loans, including land development and construction loan financing, for business and investment purposes. We estimate that real estate loans will constitute approximately 30% of Harbor Capital Bank's loan portfolio. We expect that commercial real estate loans will be made to owner-occupied businesses and developers and builders in our market area. Commercial real estate loans usually are larger and present more risk than residential mortgage loans. Because payments on loans secured by commercial real estate depend on the successful operation or management of the properties that secure the loans, repayment is affected significantly by downturns in the real estate market or in the economy. Construction loans generally involve a higher degree of credit risk than residential mortgage loans. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction or development compared to the estimated cost of construction. If the estimate of value proves to be inaccurate, the value of the project when completed could be insufficient to ensure full repayment of the loan.

     . Consumer installment loans including automobile and personal loans. In addition, Harbor Capital Bank will offer personal lines of credit. We estimate that consumer installment loans will constitute approximately 10% of Harbor Capital Bank's loan portfolio. Consumer loans may present greater credit risk than residential mortgage loans, because many consumer loans are unsecured or are secured by rapidly depreciable assets, such as automobiles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation. Consumer loan collections depend on the borrower's continuing financial stability. If a borrower suffers personal financial difficulties, the loan may not be repaid. Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount Harbor Capital Bank can recover on such loans.

     . Residential mortgage loans, including first and second mortgage loans secured by single-family owner-occupied residences. We estimate that residential mortgage loans will constitute approximately 20% of Harbor Capital Bank's loan portfolio. We expect that the mortgage loans will adhere to standards developed by FNMA/FHLMC. We will require private mortgage insurance for loans in excess of 80% of a property's value and, generally, we will not make loans with loan-to-value ratios in excess of 90%.

   Our deposit services will include business and personal checking accounts, NOW accounts, and savings/money market accounts. We will offer certificates of deposits with various rate structures and maturities.

   We will offer our customers safe deposit boxes and after hours deposit services. Initially we will offer one ATM at our Rockville branch. Although we will not offer computer or telephone banking initially, we anticipate that we will develop those services in the future. We will consider offering additional products and services as warranted by customer demand. We believe that our data processing capability, provided through a third party vendor, is sufficient to support the introduction of new products and services such as computer and telephone banking.

   Through our correspondent banking relationships, we will be able to offer wire transfers of funds, international banking services, and certain other services that our customers may require, especially those in the Asian-American community.

Source of Business

   A philosophy of convenience and personal service forms the basis for Harbor Capital Bank's business development strategies. We expect to capitalize upon the extensive business and personal contacts and relationships of our directors and officers to establish Harbor Capital Bank's initial customer base. To introduce new customers to Harbor Capital Bank, we will rely on officer-originated calling programs and customer and shareholder referrals.

Asset Management

   Consistent with Harbor Capital Bank's objective to serve the needs of the business community, we expect that our assets will be concentrated in commercial and commercial real estate loans. Consistent with the requirements of prudent banking practices, we will invest assets in amounts we believe to be adequate in high grade securities to provide liquidity and safety. Loans will be targeted at 75% or less of deposits (excluding repurchase agreements), and structured generally with variable rates and/or fixed rates with short maturities. Investment securities will primarily be United States treasury securities and securities of the United States government or "quasi-government" agencies, and certificates of deposits of FDIC-insured institutions.

   The risk of nonpayment (or deferred payment) of loans is inherent in commercial banking. Harbor Capital Bank's marketing focus on small to medium-sized businesses may result in Harbor Capital Bank assuming lending risks that are different from those associated with loans to larger companies. Management of Harbor Capital Bank will carefully evaluate all loan applications and will attempt to minimize credit risk exposure by use of thorough loan application, approval and monitoring procedures. However, we cannot guarantee that those procedures will significantly reduce our lending risks.

Competition

   Deregulation of financial institutions and acquisitions of banks across state lines has resulted in widespread changes in the financial services industry. This transformation, although occurring nationwide, is particularly intense in the greater Washington, D.C. metropolitan area.

   In our primary market area, we face strong competition from large banks headquartered outside of Maryland. In addition, we will compete with other community banks, savings and loan associations, credit unions, mortgage companies, finance companies and others providing financial services. Many of our competitors can finance extensive advertising campaigns, maintain extensive branch networks and technology investments, and offer certain services, such as international banking and trust services, which we cannot or will not offer initially. Also, larger institutions have substantially higher lending limits than Harbor Capital Bank will have. Some of our competitors have other advantages, such as tax exemption in the case of credit unions, and lesser regulation in the case of mortgage companies and finance companies.

Employees

   We anticipate that Harbor Capital Bank initially will employ approximately sixteen people, including officers of Harbor Capital Bank. We do not expect to add more employees during the first year of Harbor Capital Bank's operation.

Properties

   HCNB Bancorp entered into a lease as of December 23, 1998 for 4,153 square feet of space, including two existing drive-through teller lanes, at the Federal Plaza shopping center located at 1776 East Jefferson Street in Rockville, Maryland. Our offices will be located there, and Harbor Capital Bank's only branch and ATM will operate at that location. The lease term began as of February 18, 1999, and runs for two years. HCNB Bancorp has the option to extend the term of the lease for one eight-year renewal term. During the first year of the lease term, HCNB Bancorp will pay monthly rent of $7,267.75. During the second year of the lease term, HCNB Bancorp will pay monthly rent of $7,520.39. In addition, HCNB Bancorp will pay its share of taxes, operating costs and merchants association dues. If all regulatory approvals to begin banking operations are not obtained within 90 days after the execution of the lease, then either HCNB Bancorp or the landlord can terminate the lease.

                         MANAGEMENT'S PLAN OF OPERATION

General

   As of the date of this prospectus, neither HCNB Bancorp nor Harbor Capital Bank has commenced operations or engaged in any activities except those related to the organization and capitalization of HCNB Bancorp and Harbor Capital Bank. These limited activities have been financed solely by advances, in the amount of $110,000 as of January 31, 1999, by six organizers of HCNB Bancorp. We expect these and additional organizer advances to be sufficient to meet our needs until the offering is completed. See "Certain Transactions."

   Once Harbor Capital Bank opens, expected in the second quarter of 1999, we will begin the banking operations described in this prospectus under the caption "Proposed Business of Harbor Capital National Bank." We expect that Harbor Capital Bank will incur approximately $210,000 in expenses in leasehold improvements for its offices and for furniture, fixtures and equipment for those offices. We will contract with an outside vendor for Harbor Capital Bank's data processing. We anticipate a one-time capital expenditure of $243,000, and annual costs in our first year of operations of approximately $89,000 for data processing services.

   We believe that the proceeds of the offering ($7,000,000 if the minimum number of shares are sold, and $9,000,000 if the maximum number of shares are sold), will be sufficient to fund the expenses of establishing and opening Harbor Capital Bank, and Harbor Capital Bank's and HCNB Bancorp's operations for at least twelve months after the offering. We do not anticipate a need to raise additional capital during that period. See "Use of Proceeds."

Year 2000

   The Year 2000 poses a significant challenge to all financial institutions and other businesses because many automated systems may cease to function normally in 2000 as a result of the way date files are maintained in those systems. Federal banking regulators have taken a strong position relating to the financial industry's obligations to manage so-called "Y2K risks."

   As a new institution, we are focusing on making certain that any system put into place is already Y2K compliant. It is our policy to require Y2K warranties on all systems obtained and installed. Once we obtain warranties of compliance from the system provider, it will be our responsibility to verify the vendor's claim.

   Our primary concern is the operation of our outside data processing service, because this service is the backbone of Harbor Capital Bank's operations. Our contract with the data processing service provider includes a warranty from the provider that its systems are Y2K compliant and that the transition to the Year 2000 or any other date will not materially adversely affect its ability to provide the services our contract covers.

   Harbor Capital Bank's data processing vendor has undertaken extensive testing of those operating and application systems which we will use to determine capacities to transfer and retain data into the year 2000 and beyond. Our vendor provided us with testing procedures using the actual databases of ten financial institutions currently being serviced by the vendor. All tests yielded positive results. If it is deemed necessary, we can request Y2K testing using Harbor Capital Bank's database, once it is established.

   All internal data processing systems, including hardware and software applications, which have been or will be obtained, have been or will be warranted as to Y2K compliance. Verification testing for such compliance, in most cases, has already been performed by our data processing vendor. All supporting documentation has been provided to us.

   We will test internal stand-alone systems such as document preparation systems after installation. All systems will be analyzed as to the potential disruptive impact of the Year 2000 computer related malfunctions and testing procedures will be established based upon the risk of non-compliance. When available, third party testing results will also be obtained and reviewed for compatibility to Harbor Capital Bank's operations.

   We will lease an existing banking office and we will evaluate any existing systems within that facility for Y2K compliance. For example, in addition to information systems, we will assess office equipment, security systems, our vault door and other systems.

   All facility systems will be evaluated with regard to the possible impact of the Year 2000. When a system is determined to be date sensitive, a further determination will be made as to the possible adverse impact of the Year 2000. Where it is found that a risk does exist and the effects of non-compliance are not acceptable to us, corrective actions will be taken.

   We also recognize that our customers' Y2K issues may affect our operations. The ability of a major credit customer to honor a debt obligation could be impaired if the customer has problems relating to Y2K. We will ask our credit customers for Y2K representations, and make that part of our loan documentation. Such representations will be supported by the documented evaluation of the borrower's Y2K position. A customer questionnaire asks the commercial loan customer to define how the Year 2000 will impact his operations. From that questionnaire and discussion with the customer, the loan officer will rate the customer's vulnerability to Y2K risk. Risk characteristics will include computer system capacities, business dependency on outside suppliers/vendors and outsource partners who also have Y2K risk and whether the customer's industry is computer-related. The loan officer will also evaluate the borrower's preparedness for the Year 2000. The borrower's actions should have included an assessment of its particular risk and an action plan to address its critical Y2K issues. If it is determined that the customer's Y2K actions are not satisfactory and represent potential credit risk to Harbor Capital Bank, this may be sufficient reason to decline the loan request.

                           SUPERVISION AND REGULATION

   HCNB Bancorp and Harbor Capital Bank will be subject to extensive regulation under state and federal banking laws and regulations. These laws impose specific requirements and restrictions on virtually all aspects of operations, and generally are intended to protect depositors, not stockholders. The following discussion is only a summary and you should refer to particular statutory and regulatory provisions for more detailed information. Any change in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and following in December 1991 with the Federal Deposit Insurance Corporation Act, numerous additional regulatory requirements have been placed on the banking industry in the past ten years, and additional changes have been proposed. We cannot predict the nature or the extent of the effect on our business and earnings that fiscal or monetary policies, economic conditions, or new federal or state legislation may have in the future.

HCNB Bancorp

   HCNB Bancorp will be a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and will be subject to supervision by the Board of Governors of the Federal Reserve System. As a bank holding company, HCNB Bancorp will be required to file with the Federal Reserve Board an annual report and such other additional information as the Federal Reserve Board may require by statute. The Federal Reserve Board may also make examinations of HCNB Bancorp and each of its subsidiaries.

   The Federal Reserve Board must approve, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. A bank holding company may acquire control or substantially all the assets of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law. If the bank is at least 5 years old, the Federal Reserve Board may approve the acquisition.

   With certain limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services for its authorized subsidiaries. A bank holding company may, however, engage in activities which the Federal Reserve Board has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be "properly incident thereto." In making such a determination, the Federal Reserve Board is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve Board is also empowered to differentiate between activities commenced de novo and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

   Subsidiary banks of a bank holding company are subject to certain restrictions imposed by statute on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in their stock or other securities, and on taking such stock or securities as collateral for loans to any borrower. Further, a holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that: (i) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (ii) the customer obtain or provide some additional credit, property or service from or to HCNB Bancorp or any other subsidiary of HCNB Bancorp, or (iii) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.

   In accordance with Federal Reserve Board policy, HCNB Bancorp is expected to act as a source of financial strength to Harbor Capital Bank and to commit resources to support Harbor Capital Bank in circumstances in which HCNB Bancorp might not otherwise do so. The Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

Harbor Capital National Bank

   Harbor Capital Bank, as a national banking association whose accounts will be insured by the Bank Insurance Fund of the FDIC up to the maximum legal limits, will be subject to regulation, supervision and regular examinations by the OCC. Harbor Capital Bank will be a member of the Federal Reserve System, and, as such, will be subject to certain regulations issued by the Federal Reserve Board. Harbor Capital Bank also will be subject to applicable banking provisions of Maryland law, insofar as they do not conflict with or are not preempted by federal law. The regulations of these various agencies govern most aspects of Harbor Capital Bank's business, including setting required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices.

   Competition among commercial banks, savings and loan associations, and credit unions has increased following enactment of legislation which greatly expanded the ability of banks and bank holding companies to engage in interstate banking or acquisition activities. Banks in the Washington, D.C./Maryland/Virginia area can, subject to limited restrictions, acquire or merge with a bank in another of the jurisdictions, and can branch de novo in any of the jurisdictions. Legislation has been proposed which may result in nonbanking companies being authorized to own banks, which could permit companies with resources substantially in excess of HCNB Bancorp's to compete with HCNB Bancorp and Harbor Capital Bank.

   Banking is a business which depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of the bank's earnings. Thus, the earnings and growth of the Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board, which regulates the supply of money. We cannot predict the nature and timing of changes in such policies and their impact on Harbor Capital Bank.

   Branching and Interstate Banking. Beginning on June 1, 1997, the federal banking agencies were authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Interstate acquisitions of branches will be permitted only if the law of the state in which the branch is located permits such acquisitions.

   The Riegle-Neal Act authorizes the OCC and FDIC to approve interstate branching de novo by national and state banks, but only in states which specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws which permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

   Capital Adequacy Guidelines. The Federal Reserve Board, the OCC and the FDIC have all adopted risk based capital adequacy guidelines by which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements, determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

   Since December 31, 1992, national banks have been expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of core capital. These requirements apply to Harbor Capital Bank and will apply to HCNB Bancorp once its total assets equal $150,000,000 or more, it engages in certain highly leveraged activities or it has publicly held debt securities.

   Tier 1 Capital for national banks generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment in accordance with SFAS 115. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a bank holding company, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards, are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

   In addition to the risk based capital requirements, the OCC has established a minimum 3% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated national banks, with an additional cushion of at least 100 to 200 basis points for all other national banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4%-5% or more. Under the OCC's regulations, highest-rated banks are those that the OCC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A national bank that has less than the minimum Leverage Capital Ratio requirement must submit to the applicable district office for review and approval a reasonable plan describing the means and timing by which the bank will achieve its minimum Leverage Capital Ratio requirement. A national bank which fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could be subject to a cease-and-desist order. The OCC's regulations also provide that any insured depository institution with a Leverage Capital Ratio that is less than 2% is deemed to be operating in an unsafe or unsound condition and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, if it has entered into and is in compliance with a written agreement with the OCC to increase its Leverage Capital Ratio to such level as the OCC deems appropriate and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance by the OCC or its designee(s) of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

   Prompt Corrective Action. Each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. Under applicable regulations, a bank will be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10% or more, a Tier 1 Risk Based Capital Ratio of 6% or more, a Leverage Capital Ratio of 5% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Tier Ratio of 8% or more, a Tier 1 Risk Based Capital Ratio of 4% or more and a Tier 1 Leverage Capital Ratio of 4% or more (3% under certain circumstances); (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8%, a Tier 1 Risk Based Capital Ratio that is less than 4% or a Leverage Capital Ratio that is less than 4% (3.3% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6%, a Tier 1 Risk Based Capital Ratio that is less than 3% or a Leverage Capital Ratio that is less than 3% or a Leverage Capital Ratio that is less than 3%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2%. We believe that Harbor Capital Bank will be a "well capitalized" bank if we sell either the minimum or maximum number of shares in this offering.

   An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

   An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty is limited to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty expires after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calender quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, is subject to the restrictions in
Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

   A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership.

   Immediately upon becoming undercapitalized, an institution becomes subject to statutory provisions which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

   Regulatory Enforcement Authority. The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") included substantial enhancement to the enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined in FIRREA. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. FIRREA significantly increased the amount of and grounds for civil money penalties and requires, except under certain circumstances, public disclosure of final enforcement actions by the federal banking agencies.

   Transactions with Affiliates and Insiders. Harbor Capital Bank will be subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on the amount of loans or extensions of credit to, investments in or certain other transactions with affiliates, and on the amount of advances to third parties collateralized by the securities or obligations of affiliates.
Section 23A limits the aggregate amount of transactions with any individual affiliate to ten percent (10%) of the capital and surplus of Harbor Capital Bank and also limits the aggregate amount of transactions with all affiliates to twenty percent (20%) of capital and surplus. Loans and certain other extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in Section 23A, and the purchase of low quality assets from affiliates is generally prohibited.

   Harbor Capital Bank also will be subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to non-affiliated companies.

   Harbor Capital Bank will be subject to certain restrictions on extensions of credit to executive officers, directors, certain principal stockholders and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

   Community Reinvestment Act. The Community Reinvestment Act ("CRA") requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve Board, the

FDIC, the OCC or the Office of Thrift Supervision shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings.

Dividends

   The principal source of HCNB Bancorp's revenues will be derived from dividends received from Harbor Capital Bank. The amount of dividends that may be paid by Harbor Capital Bank to HCNB Bancorp depends on Harbor Capital Bank's earnings and capital position and is limited by statute, regulations and policies. As a national bank, Harbor Capital Bank may not pay dividends from its paid-in surplus. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including provisions for loan losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits for the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. Under applicable law, Harbor Capital Bank may not pay a dividend if, after paying the dividend, it would be undercapitalized.

                                   MANAGEMENT

Directors and Executive Officers

   The executive officers and directors of HCNB Bancorp, Inc. and Harbor Capital National Bank are as follows:

          Name           Age                            Position
          ----           ---                            --------
Michael J. Burke........  49 Chairman of the Board of HCNB Bancorp and Harbor Capital Bank,
                             President of HCNB Bancorp

Chi Ping Penny Chow.....  37 Vice President of Harbor Capital Bank, Business Development
                             Officer of Harbor Capital Bank, Director of the HCNB Bancorp
                             and Harbor Capital Bank

Michael L. Derr.........  48 Senior Vice President of Harbor Capital Bank, Secretary of
                             HCNB Bancorp, Chief Operating Officer of Harbor Capital Bank

Harvey S. Fenster.......  65 Director of HCNB Bancorp and Harbor Capital Bank

Wayne A. Harrison.......  49 Director of HCNB Bancorp and Harbor Capital Bank

Li-min Lee..............  40 Treasurer of HCNB Bancorp, Director of HCNB Bancorp and Harbor
                             Capital Bank

William J. Olsen........  48 President of Harbor Capital Bank, Vice President of HCNB
                             Bancorp, Chief Lending Officer of Harbor Capital Bank,
                             Director of HCNB Bancorp and Harbor Capital Bank

Robert K. Wang..........  44 Vice Chairman of the Board of HCNB Bancorp, Director of Harbor
                             Capital Bank

   William J. Olsen will serve as the president and chief lending officer of Harbor Capital Bank, and as a vice president of HCNB Bancorp. He is also a director of HCNB Bancorp and will serve as a director of Harbor Capital Bank. Mr. Olsen is a credit trained commercial banker with more than 26 years of experience acquired at money center, regional and community banks. His client base has included professionals as well as small to middle market businesses, and his primary responsibilities were to build full service banking relationships. He moved to the Baltimore-Washington metropolitan area in 1993 and most recently served as a vice president at Crestar Bank, managing the Maryland region's Professional & Executive and Not-for-Profit new business efforts.

   Michael J. Burke serves as chairman of the board of directors and president of HCNB Bancorp, and will serve as chairman of the board of directors of Harbor Capital Bank. Mr. Burke is a certified public accountant and has been the president since 1996 and a principal since 1971 of Yorke, Burke and Lee, CPA's P.A. Mr. Burke has been the chief financial officer for The Parvus Company, an international security company, since 1986, the president of East West Communications, Inc. since 1984, and the president of Metro Billing Corporation since 1993. Mr. Burke served as president of Quads Trust Company from 1995 to 1996, and was a director from 1991 to 1996.

   Chi Ping Penny Chow will serve as vice president and business development officer of Harbor Capital Bank. She is a director of HCNB Bancorp, and will be a director of Harbor Capital Bank. From 1996, until joining the organizing efforts of Harbor Capital Bank, Ms. Chow was the treasurer of the Development Bank of Singapore. Ms. Chow was a senior loan processor at Fidelity Mortgage Services, Inc. from 1992 to 1994, when she was promoted to the position of manager, which she held from 1994 to 1996.

   Michael L. Derr will serve as senior vice president and chief operating officer of Harbor Capital Bank. He is secretary of HCNB Bancorp. Prior to joining the organizing efforts of Harbor Capital Bank, Mr. Derr was president of MLD Consulting, Inc., a bank consulting company, which he founded in 1998. Mr. Derr previously served as assistant vice president and vice president of operations at The Bank of Glen Burnie from 1989 to 1998. From 1972 to 1989, Mr. Derr held various positions, including vice president of operations, at Citizen Savings Bank, FSB.

   Harvey S. Fenster is a director of HCNB Bancorp and will be a director of Harbor Capital Bank. Dr. Fenster has practiced as an orthodontist since 1964, specializing in orthodontics and dentofacial orthopedics. Dr. Fenster was an organizer, director and vice chairman of the board of Kennedy Bank & Trust Company from 1970 to 1982. In addition, Dr. Fenster has been a director of East West Communications, Inc. since 1985.

   Wayne A. Harrison is a director of HCNB Bancorp and will be a director of Harbor Capital Bank. Since 1983, Mr. Harrison has been the president of H.T. Harrison & Sons, Inc., a family owned roofing and building contractor which has been doing business in the Washington, D.C. metropolitan area for over 50 years. Mr. Harrison has served as a director and secretary of East West Communications, Inc. since 1995.

   Li-min Lee serves as treasurer of HCNB Bancorp. She is a director of HCNB Bancorp and will be a director of Harbor Capital Bank. Ms. Lee is currently a certified public accountant and a principal of Yorke, Burke and Lee, CPA's PA, where she has served as the vice president since 1985. Ms. Lee has served as vice president for Com-Tech International, Inc. since 1996 and as vice president of Crossover International, LLC since 1996.

   Robert K. Wang is vice chairman of the board of directors of HCNB Bancorp and will be a director of Harbor Capital Bank. Mr. Wang is currently the chairman and president of Comtech Micro Systems, Inc., which he founded in 1986. Comtech Micro Systems, Inc. specializes in the manufacture and distribution of micro computers and related products. The company also is an authorized distributor for major brand personal computers and related products.

Director Compensation

   HCNB Bancorp currently does not pay directors' fees. Beginning in the first month of operations, directors will receive fees for their services, and will be reimbursed for expenses incurred in connection with their service as directors. Directors will receive $300 for each Board meeting attended and $100 for each committee meeting attended. We expect that such fees will be paid in shares of common stock, valued at $10.00 per share, for the foreseeable future.

   We expect that Harbor Capital Bank will pay Mr. Burke $25,000 annually, payable in cash or the shares of HCNB Bancorp's common stock at Mr. Burke's option, in connection with his duties as Chairman of the Board of Harbor Capital Bank. Mr. Burke is not a party to an employment or consulting agreement with either HCNB Bancorp or Harbor Capital Bank and he could resign or be terminated at any time and for any reason.

Employment and Executive Compensation Arrangements

   HCNB Bancorp has entered into a written employment agreement with Mr. Olsen. Under the Agreement, Mr. Olsen will serve as Vice President of HCNB Bancorp at an annual base salary of $100,000, subject to annual review. Either HCNB Bancorp or Mr. Olsen may terminate his employment at any time upon 30 days' prior written notice, and Mr. Olsen may be terminated for cause at any time without prior notice. Unless notice is provided otherwise, the Agreement with HCNB Bancorp will terminate on the effective date of an employment agreement between Mr. Olsen and Harbor Capital Bank, or on the date HCNB Bancorp's board of directors decides to terminate this offering. In addition, HCNB Bancorp will pay Mr. Olsen $10,000 on the date HCNB Bancorp has collected in escrow the minimum proceeds of this offering or upon a determination by HCNB Bancorp's board of directors to terminate this offering.

   Under the Agreement with Harbor Capital Bank, Mr. Olsen will serve as President of Harbor Capital Bank at an annual base salary of $100,000, subject to annual review, and an initial term of three years, automatically renewable for one year terms unless written notice is provided by either party 90 days before expiration of a term. However, either Harbor Capital Bank or Mr. Olsen may terminate his employment at any time upon 30 days' prior written notice, and Mr. Olsen may be terminated for cause at any time without prior notice. Harbor Capital Bank will also provide Mr. Olsen with a monthly automobile allowance and benefits available to other employees.

   HCNB Bancorp has entered into a written employment agreement with Mr. Derr. Under the Agreement, Mr. Derr will receive an annual base salary of $72,000, subject to annual review. Either HCNB Bancorp or Mr. Derr may terminate his employment at any time upon 30 days' prior written notice, and Mr. Derr may be terminated for cause at any time without prior notice. Unless notice is provided otherwise, the Agreement with HCNB Bancorp will terminate on the effective date of an employment agreement between Mr. Derr and Harbor Capital Bank, or on the date HCNB Bancorp's board of directors decides to terminate this offering. In addition, HCNB Bancorp will pay Mr. Derr $6,000 upon a determination by HCNB Bancorp's board of directors to terminate this offering.

   Under the Agreement with Harbor Capital Bank, Mr. Derr will serve as Senior Vice President and Chief Operating Officer of Harbor Capital Bank at an annual base salary of $72,000, subject to annual review. The Agreement has an initial term of one year, automatically renewable for additional one year terms unless written notice is provided by either party 90 days before expiration of a term. However, either Harbor Capital Bank or Mr. Derr may terminate his employment at any time upon 30 days' prior written notice, and Mr. Derr may be terminated for cause at any time without prior notice. Harbor Capital Bank will also provide Mr. Derr with a monthly automobile allowance and benefits available to other employees.

   Prior to entering into the written agreement described above with HCNB Bancorp, Mr. Derr was compensated as a consultant at a rate of $6,000 per month, beginning December 21, 1998. Prior to that date, he was compensated at an hourly rate of $25.00. As of January 31, 1999, he has received compensation of $10,105.

   HCNB Bancorp currently pays Ms. Chow $45,000 annually, and Harbor Capital Bank will assume the obligation to pay Ms. Chow's salary after it opens, in connection with her duties as Vice President and Business Development Officer of Harbor Capital Bank. Ms. Chow is not a party to an employment agreement with either HCNB Bancorp or Harbor Capital Bank and she could resign or be terminated at any time and for any reason.

Securities Ownership of Management

   To date, we have not issued any shares of capital stock. We anticipate that officers and directors, as a group, will purchase approximately 18% of the shares in this offering if the minimum number of shares is sold and 14% of the shares if the maximum number of shares is sold, including up to 48,000 shares which may be issued to certain organizers of HCNB Bancorp and Harbor Capital Bank in repayment of funds advanced by those people. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

   Six of the organizers of HCNB Bancorp and Harbor Capital Bank have made loans, totaling $110,000 as of January 31, 1999, to fund certain organizational and prepaid operating expenses until we can raise funds in this offering. We expect that these six organizers will loan an additional $370,000 between February and April of 1999. We will repay these loans only from the proceeds of this offering, but the lenders may choose to be repaid in shares of common stock valued at $10.00 per share. We will pay interest of 5% per annum on the amount of any loaned funds. We believe that all of the lenders will request repayment of their loans in shares of common stock, valued at $10.00 per share. If that is the case, we will issue up to 48,000 shares of common stock, assuming that a total of $480,000 is loaned by the organizers.

   We anticipate that our directors and officers and the business and professional organizations with which they are associated will have banking transactions with Harbor Capital Bank in the ordinary course of business. It will be our policy that any loans and loan commitments will be made in accordance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of comparable credit standing. Loans to directors and officers must comply with Harbor Capital Bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application will be excluded from considering any such loan application.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of nine million (9,000,000) shares of common stock, $0.01 par value, and one million (1,000,000) shares of preferred stock, $0.01 par value. No shares are issued as of the date of this prospectus. The following summary of certain terms of the common stock and preferred stock is not complete and you may refer to our Charter and Bylaws, copies of which are available for inspection.

   In general, shareholders or subscribers for our stock have no personal liability for the debts and obligations of HCNB Bancorp because of their status as shareholders or subscribers, except to the extent that the subscription price or other agreed consideration for the stock has not been paid.

Common Stock

   We are authorized to issue nine million (9,000,000) shares of common stock, par value $0.01 per share. Upon completion of the offering, a minimum of 700,000 and a maximum of 900,000 shares of common stock will be issued and outstanding. All shares of common stock offered will be duly authorized and will, upon payment as described in this prospectus, be fully paid and nonassessable. Subject to all the rights of holders of any other class or series of stock, holders of common stock will be entitled to receive dividends if and when the Board of Directors of HCNB Bancorp declares dividends from funds legally available. In addition, holders of common stock share ratably in the net assets of HCNB Bancorp upon the voluntary or involuntary liquidation, dissolution or winding up of HCNB Bancorp, after distributions are made to anyone with more senior rights.

   In general, each outstanding share of common stock entitles the holder to vote for the election of directors and on all other matters requiring shareholder action, and each share is entitled to one vote. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

   Holders of common stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of HCNB Bancorp or Harbor Capital Bank.

   Our Charter grants to the Board of Directors the right to classify or reclassify any unissued shares of common stock from time to time by setting or changing the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. Accordingly, the Board of Directors could authorize the issuance of additional shares of common stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which some of our shareholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares. As of the date hereof, we have no plans to classify or reclassify any unissued shares of the common stock.

Preferred Stock

   We are authorized to issue one million (1,000,000) shares of preferred stock, par value $0.01 per share. Shares of preferred stock may be issued from time to time by the Board of Directors in one or more series. Prior to issuance of shares of each series the Board of Directors is required by the Maryland General Corporation Law (MGCL) to fix for each series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. The Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which some of our shareholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares. As of the date hereof, we have no present plans to issue any preferred stock.

Anti-Takeover Provisions

   Extraordinary Transactions. Pursuant to the MGCL, a corporation generally cannot amend its charter (except in compliance with specific provisions of the MGCL), consolidate, merge, sell, lease or exchange all or substantially all of its assets, engage in a share exchange or liquidate, dissolve or wind-up unless such acts are approved by the affirmative vote of at least two-thirds of the shares entitled to vote on the matter, unless a lesser or greater percentage is set forth in the corporation's charter. Our Charter requires that some of these matters be approved by the affirmative vote at least 80% of all the votes entitled to be cast. However, only a majority vote is required to approve the liquidation, dissolution or winding up of HCNB Bancorp, or the amendment of our Charter unless the provision to be amended relates to the classification of the Board of Directors or the super majority approval of certain extraordinary transactions. Those amendments would require the 80% affirmative vote.

   Classification of the Board of Directors. Our Charter and Bylaws provide for seven (7) directors. The number of directors may be increased or decreased by the Board of Directors but may not be less than three (3). At the first annual meeting of the shareholders, the directors will be divided into three classes-- Class A, Class B and Class C--each class to consist of an equal number of directors, or as nearly equal as possible. Each director will serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. However, the Class A Directors first chosen shall hold office for one year or until the first annual meeting following their election, the Class B Directors first chosen shall hold office for two years or until the second annual meeting following their election and the Class C Directors first chosen shall hold office for three years or until the third annual meeting following their election. We believe that classification of the Board of Directors will help to assure the continuity and stability of HCNB Bancorp's business strategies and policies as determined by the Board of Directors.

   Removal of Directors. Our Charter and Bylaws provide that a director may only be removed by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors.

   Summary of Anti-takeover Provisions. The above described provisions included in our Charter and Bylaws are designed to encourage potential acquirors to negotiate directly with our Board of Directors and to discourage takeover attempts. Such provisions may discourage non-negotiated takeover attempts which certain shareholders could deem to be in their best interests.

   For example, the classified director provision could have the effect of making the removal of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of HCNB Bancorp, even though such an attempt might be beneficial to HCNB Bancorp and its shareholders. In general, more than one annual meeting of shareholders will be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of common stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the shares of common stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

   The provision that directors may be removed only by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, precludes shareholders from removing incumbent directors except upon a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

   Business Combinations. Under the MGCL, certain "business combinations" between a Maryland corporation and an "Interested Stockholder" (as described in the MGCL) are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, unless an exemption is available. Thereafter a business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation's stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. They also do not apply if the company has fewer than 100 beneficial owners of stock.

   Control Share Acquisitions. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

   A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

   Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provides otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

Transfer Agent

   We presently intend to serve as our own transfer agent after the offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

   All shares sold in this offering will be freely tradeable without restriction, except for any shares purchased by an "affiliate" of HCNB Bancorp. Those shares will be subject to the resale limitations set forth in Securities and Exchange Commission Rule 144. Prior to this offering, we have not issued any shares of stock.

No market exists now for our shares, and we do not expect one to develop in the foreseeable future. However, if a market did develop, the sale of a substantial number of shares in that market could decrease the prevailing market price of our stock and also could impair our ability to raise more funds in the future.

   All of HCNB Bancorp's officers and directors are considered "affiliates" within the meaning of Rule 144 and will, therefore, be subject to the applicable resale limitations of that Rule with respect to the shares purchased in this offering. In general, the number of shares that can be sold by each affiliate in brokers' transactions, (as that term is used in Rule 144) within any three month period may not exceed the greater of (i) one percent (1%) of the outstanding shares as shown by the most recent report or statement published by HCNB Bancorp, or (ii) the average weekly reported volume of trading in the shares on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the sale.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered by this prospectus will be passed upon for HCNB Bancorp by Ober, Kaler, Grimes & Shriver, P.C., Baltimore, Maryland.

                                    EXPERTS

   The audited financial statements of HCNB Bancorp, Inc. for the period ending December 31, 1998 included in this prospectus have been included in reliance upon the report of Jameson & Associates, independent certified public accountants, and upon the authority of that firm as experts in accounting and auditing.

                       HOW TO FIND ADDITIONAL INFORMATION

   We are a newly organized company and to date have not issued any capital stock or engaged in any business operations. We are not currently required to file reports with the Securities and Exchange Commission, although we will do so after this offering. We will furnish stockholders with annual reports containing audited financial statements. We may also send other reports to keep stockholders informed of our business.

   We have filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission and this prospectus is included in the Registration Statement. This prospectus does not contain all of the information contained in the Registration Statement. You can read the Registration Statement and the exhibits to the Registration Statement at the following public reference facilities of the Securities and Exchange Commission: 450 Fifth Street, NW, Room 1024, Washington, DC 20549; 7 World Trade Center, Suite 1300, New York, New York, 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can obtain copies of the Registration Statement and the exhibits for a fee from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. You may call 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. These materials also may be accessed via the Securities and Exchange Commission's Internet web site. The address of that web site is http://www.sec.gov.

   No one is authorized to give you information that is not included in this prospectus. If someone gives you any other information you should not rely upon it because we may not have authorized the use of that information. We may deliver this prospectus to a prospective investor or sell shares of common stock in this offering even if the information in this prospectus changes after the date on the cover of the prospectus. This prospectus is not an offer to sell the common stock and is not soliciting an offer to buy the common stock in any state where the offer or sale is not permitted.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................... F-2

Balance Sheet at December 31, 1998.......................................... F-3

Statement of Operations..................................................... F-4

Statement of Changes in Stockholders' Deficit............................... F-5

Statement of Cash Flows..................................................... F-6

Notes to Financial Statements............................................... F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors of
HCNB Bancorp, Inc. (A Development Stage Company)

   We have audited the accompanying balance sheet of HCNB Bancorp, Inc. (A Development Stage Company) (a Maryland corporation), as of December 31, 1998 and the related statements of operations, changes in stockholders' deficit and cash flows for the period from February 24, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based upon our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of HCNB Bancorp, Inc. (A Development Stage Company) as of December 31, 1998, and the results of its operations and its cash flows for the period from February 24, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

JAMESON & ASSOCIATES P.A.

Baltimore, Maryland
February 26, 1999

                               HCNB BANCORP, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                               December 31, 1998

Assets
Cash................................................................ $   8,341
Due from insiders...................................................    20,000
Deposit.............................................................    19,422
                                                                     ---------
    Total assets....................................................    47,763
                                                                     =========
Liabilities and Stockholders' Equity

Liabilities
  Accounts payable and accrued expenses.............................    56,702
  Advances from insiders............................................   120,000
                                                                     ---------
    Total liabilities...............................................   176,702
                                                                     =========
Contingencies (Note 1)
Stockholders' deficit
  Common stock, par value $0.01 per share, 9,000,000 shares
   authorized; 0 shares issued and outstanding......................       --
  Preferred stock, par value $0.01 per share, 1,000,000 shares
   authorized; 0 shares issued and outstanding......................       --
  Additional paid-in capital........................................       --
  Deficit accumulated during development stage......................  (128,939)
                                                                     ---------
    Total stockholders' deficit.....................................  (128,939)
                                                                     ---------
    Total liabilities and stockholders' deficit..................... $  47,763
                                                                     =========


   The accompanying notes are an integral part of these financial statements.

                               HCNB BANCORP, INC.
                         (A Development Stage Company)

                            STATEMENT OF OPERATIONS

     For the Period from February 24, 1998 (Inception) to December 31, 1998

Revenues............................................................ $     --
                                                                     ---------
Expenses
  Legal and other professional fees.................................   109,380
  Fees..............................................................    17,600
  Other.............................................................     1,959
                                                                     ---------
                                                                       128,939
                                                                     ---------
Loss before income tax benefit......................................  (128,939)
Income tax benefit..................................................       --
                                                                     ---------
Net loss............................................................ $(128,939)
                                                                     =========


   The accompanying notes are an integral part of these financial statements.

                               HCNB BANCORP, INC.
                         (A Development Stage Company)

                 STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

     For the Period from February 24, 1998 (Inception) to December 31, 1998

                                                      Common
                                                      Stock  Surplus  Deficit
                                                      ------ ------- ---------
Balances at February 24, 1998........................  $--    $--    $     --
Net loss.............................................   --     --     (128,939)
                                                       ----   ----   ---------
Balances at December 31, 1998........................  $--    $--    $(128,939)
                                                       ====   ====   =========



   The accompanying notes are an integral part of these financial statements.

                               HCNB BANCORP, INC.
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS

     For the Period from February 24, 1998 (Inception) to December 31, 1998

Cash flows from operating activities
  Net income (loss)................................................ $(128,939)
Adjustments to reconcile net loss to net cash used by operating activities
  Increase in accounts payable.....................................    56,702
                                                                    ---------
                                                                      (72,237)
                                                                    ---------
Cash flows from investing activities
  Cash paid for deposits...........................................   (19,422)
                                                                    ---------
Cash flows from financing activities
  Advances from insiders...........................................   100,000
                                                                    ---------
Increase in cash...................................................     8,341
Cash, beginning of period..........................................       --
                                                                    ---------
Cash, end of period................................................ $   8,341
                                                                    =========


   The accompanying notes are an integral part of these financial statements.

                               HCNB BANCORP, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1998

1. Organization

   HCNB Bancorp, Inc. (the Company) was incorporated under the laws of the State of Maryland on February 24, 1998, primarily to hold all the capital stock of a proposed new national bank with the name Harbor Capital National Bank (the Proposed Bank). As of December 31, 1998, the Company has not been capitalized and is not required to be capitalized to be a corporation under Maryland law. The Company will be capitalized as a result of the contemplated initial public offering discussed in Note 2. The Proposed Bank will be formed by the Company's purchase of approximately $6,000,000 of the Proposed Bank common stock. The Proposed Bank will operate as a community-oriented bank concentrating on real estate, consumer loan products, small business loans and deposit services from its headquarters in Rockville, Maryland, and anticipates that it will open for business in the second quarter of 1999. Qualifying deposits in the Proposed Bank will be insured by the Federal Deposit Insurance Corporation.

   At the date of these financial statements, the Company's operations have been limited to obtaining regulatory approval and earning interest on excess funds. The Company has not had any operating activities or incurred any operating expenses. The Proposed Bank will begin operations once all regulatory approvals are received from authorities.

   As the Proposed Bank is a start-up operation, there can be no assurance that the Proposed Bank can attract sufficient depositors or issue sufficient quality loans to operate at a profit. There is also no assurance that the Company will be able to raise sufficient capital to capitalize the Proposed Bank. The Company is subject to other risks and uncertainties, including interest rate risk.

2. Significant Accounting Policies

 Advances from insiders

   Certain insiders of the Company have loaned money to the Company for organizational costs and cost associated with the Offering. Such persons will be reimbursed out of the proceeds of the Offering or be repaid in shares of the Company's common stock.

 Income taxes

   The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company has not provided for a tax provision for the period ended December 31, 1998, as the Company is anticipating a loss for the year end and anticipates a 100% valuation allowance on the tax benefit generated from the loss.

 Use of estimates

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities in the financial statements and the disclosures of contingent assets and liabilities. While actual results could differ from those estimates, management believes that actual results will not be materially different from amounts provided in the accompanying financial statements.

 Contemplated initial public offering

   The Company intends to issue between 700,000 and 900,000 shares of common stock at $10 per share pursuant to a registration statement filed with the Securities and Exchange Commission.

                               HCNB BANCORP, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

3. Due from Insiders

   Certain officers and directors of the Company agreed to loan money to the Company for organization and initial operating costs. At December 31, 1998, $20,000 was due but not advanced. The amount subsequently was received and deposited by the Company in January and February 1999.

4. Lease and Lease Deposit

   The Company entered into a lease agreement on December 23, 1998 to lease banking facilities and offices in Rockville, Maryland. The lease is for a two year period with an option to renew for 8 years. The rental commitment is as follows:

            Lease
            year    Annual rental
            -----   -------------
              1        $87,213
              2        $90,245

                                   EXHIBIT A

                             SUBSCRIPTION AGREEMENT

   This Subscription Agreement is entered into in connection with the offer and sale (the "Offering") of up to 900,000 shares (the "Shares") of Common Stock, par value $0.01 per share, of HCNB Bancorp, Inc., a corporation incorporated under the laws of the State of Maryland (the "Company"), for a purchase price of $10.00 per share.

                                  WITNESSETH:

   1. Purchase of Shares. The undersigned agrees to purchase the number of Shares set forth below and tenders the amount required to purchase such number of Shares by check, bank draft or money order drawn to the order of "FMB Bank, Escrow Agent for HCNB Bancorp, Inc."

   2. Acknowledgments. The undersigned acknowledges and agrees that:

     (a) The Company has established a minimum subscription of 500 shares ($5,000).

     (b) The undersigned has received a copy of the Company's prospectus
  dated           (the "Prospectus"). By executing this Subscription
  Agreement, the undersigned acknowledges and agrees to all of the terms and conditions of the Offering as described in the Prospectus. This Subscription Agreement is not binding until accepted by the Company. The Company reserves the right to accept or reject, in whole or in part and in its sole discretion, any Subscription Agreement. The Company shall notify the subscriber by mail of its acceptance or rejection, in whole or in part, of this Subscription Agreement.

     (c) Following acceptance by the Company, subscriptions are binding on subscribers and may not be revoked by subscribers except with the consent of the Company.

     (d) The Company reserves the right to cancel accepted Subscription Agreements at any time and for any reason until the satisfaction of the conditions of the Offering.

     (e) The Company may, in its sole discretion, allocate shares among subscribers in the event of an oversubscription for the Shares.

   3. Representations and Warranties. The undersigned represents and warrants that he/she:

     (a) Is aware that no federal or state agency has made any finding or determination as to the fairness for public investment in, or any recommendation or endorsement of, the Shares.

     (b) Understands that the Company has no financial or operating history and that the Shares, as an investment, involve a high degree of risk, as described in the Prospectus.

     (c) Is aware that (i) there is no market for the Shares and that there can be no assurance that a market will develop and (ii) it may not be possible to liquidate his investment in the Shares readily.

     (d) Has adequate means of providing for his current needs and possible personal contingencies and has no need for liquidity in this investment.

     (e) Has carefully read the entire Prospectus, particularly the "Risk Factors" section therein, and has had the opportunity to ask questions and receive answers with regard thereto.

     (f) Is a resident of Connecticut, Delaware, the District of Columbia, Florida, Maryland, New Jersey, New York, Pennsylvania or Virginia.

   THE SHARES OF COMMON STOCK BEING OFFERED BY THE PROSPECTUS ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

   The Shares purchased by the undersigned shall be registered as specified below. If Shares are to be issued in more than one name, please specify whether ownership is to be as tenants in common, joint tenants with right of survivorship, community property, etc. If Shares are to be held in joint ownership, all joint owners should sign this Subscription Agreement. If Shares are to be issued in the name of one person for the benefit of another, please indicate whether registration should be as trustee or custodian for such other person.

   IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth below.

Date:           ,1999                     ______________________________ (SEAL)
                                              Signature of Subscriber

Number of Shares Subscribed for: ____
(at $10 per Share)

Total Subscription Price: $ _________     _____________________________________
                                          Print Name(s) in which Shares are to
                                                      be Registered

Address of Subscriber:
_____________________________________
_____________________________________

Social Security/Taxpayer
 Identification Number
_____________________________________

Telephone Number and Area Code
_____________________________________

                                   ACCEPTANCE

   The foregoing subscription is hereby acknowledged and accepted as to shares.

Date:           , 1999

                                          HCNB Bancorp, Inc.

                                          By: _________________________________
                                            Authorized Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   No one has been authorized to give any information or to make any representations in connection with this offering, other than those contained in this prospectus. You may not assume that we have authorized any other information or representations. The delivery of this prospectus and the sale of our common stock does not mean that there has been no change in our affairs since the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any state where the offer or sale is not permitted.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   3
HCNB Bancorp and Harbor Capital National Bank..............................   6
The Offering...............................................................   6
Use of Proceeds............................................................   8
Capitalization.............................................................  10
Dividend Policy............................................................  10
Proposed Business of HCNB Bancorp..........................................  10
Proposed Business of Harbor Capital National Bank..........................  11
Management's Plan of Operation.............................................  15
Supervision and Regulation.................................................  16
Management.................................................................  22
Certain Transactions.......................................................  24
Description of Capital Stock...............................................  25
Shares Eligible for Future Sale............................................  27
Legal Matters..............................................................  28
Experts....................................................................  28
How to Find Additional Information.........................................  28
Index to Financial Statements.............................................. F-1
Exhibit A--Subscription Agreement.......................................... A-1

   Until July 29, 1999, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                               HCNB Bancorp, Inc.

                                  Common Stock

                                $10.00 Per Share


                            700,000 Shares (Minimum)
                            900,000 Shares (Maximum)


                                --------------
                                   PROSPECTUS
                                --------------


                                 April 30, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------